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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2009	2008	2007	2006	2005
Income from continuing operations before income taxes and minority interest	$4,711	$3,716	$6,216	$5,725	$2,671
Interest	382	370	346	324	286
Portion of rentals deemed to be interest	70	80	79	78	72

Income available for fixed charges	$5,163	$4,166	$6,641	$6,127	$3,029

Fixed charges:
Interest	$382	$370	$346	$324	$286
Portion of rentals deemed to be interest	70	80	79	78	72

Total fixed charges	452	450	425	402	358
Preferred stock dividend requirements	4	5	6	8	9

Total fixed charges and preferred stock dividend requirements	$456	$455	$431	$410	$367

Ratio of earnings to fixed charges	11.43	9.26	15.64	15.24	8.46

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	11.31	9.15	15.41	14.96	8.25

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES